SEC FILE NUMBER 001-09195 CUSIP NUMBER 48666K109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: August 31, 2006

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

KB Home

Full Name of Registrant

Former Name if Applicable

10990 Wilshire Boulevard, Suite 700

Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90024

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
     We have delayed filing our Quarterly Report on Form 10-Q for our fiscal third quarter ended August 31, 2006 (the “Third Quarter 10-Q”) in order to allow us additional time to complete the review of our historical stock option grants and related accounting as discussed below. We do not expect that we will be able to file the Third Quarter 10-Q on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25(b).
     As we announced on August 24, 2006, members of the Audit and Compliance Committee of the KB Home Board of Directors (the “Sub-Committee”), in conjunction with outside legal counsel and accountants, are conducting an internal review of our stock option grants. Although the internal review has not been concluded and no final conclusions have been reached, the Sub-Committee has reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain stock option grants likely differ from the recorded grant dates. As a result, additional non-cash charges for stock based compensation relating to these grants may need to be recorded. Because the review is not yet complete, we have not yet determined the aggregate amount or the materiality of additional non-cash charges for such expense to be recorded in any specific prior period or in any future period. We have also not yet determined the impact of any related tax consequences. Accordingly, until conclusions are reached regarding the impact of the stock option review on our financial statements, we will not be able to file the Third Quarter 10-Q.
     The delayed filing of the Third Quarter 10-Q and the unavailability of third quarter financial statements may result in a default under the indentures governing our senior and senior subordinated notes and our credit agreements. We are in the process of seeking extensions of time to deliver third quarter financial statements to the banks under each of our credit agreements, and while there can be no assurance that such extensions will be granted, we expect to receive them in the near term. In addition, although there can be no assurance that we will meet this schedule, we intend to file the Third Quarter 10-Q and to provide copies of that report (including our third quarter financial statements) to all trustees under our indentures and to the banks under our credit agreements on or before December 24, 2006, which, assuming receipt of the extensions under our credit agreements, would be in time to cure any default that might have been declared under any of our indentures as a result of the delayed filing of the Third Quarter 10-Q.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard B. Hirst (Name)	(310) (Area Code)	231-4068 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     We anticipate significant changes in our results of operations for the fiscal three- and nine-month periods ended August 31, 2006 compared to our results in the corresponding periods of 2005. The selected financial information set forth below has not been reviewed by Ernst & Young LLP, our independent registered public accounting firm. In addition, such financial information is subject to adjustment upon completion of the Sub-Committee’s internal review of our stock options grants, as discussed under Part III above.
     Total Revenues. Substantially all of our revenues are generated by our residential housing operations in the United States and France, which is the largest component of our construction business. Revenues from our construction business also include a small amount attributable to land sales, and an immaterial amount attributable to our commercial operations in France. Our domestic financial services operations also generate an immaterial amount of revenue. Our total revenues for the quarter ended August 31, 2006 reached $2.67 billion, an increase of 6% from $2.53 billion in the year-earlier quarter. Total revenues for the nine months ended August 31, 2006 reached $7.46 billion in 2006, up 19% from $6.29 billion in the nine months ended August 31, 2005. The increase in total revenues in the third quarter and first nine months of 2006 was mainly due to growth in housing revenues. In the third quarter of 2006, the increase in housing revenues was due to a higher average selling price compared to the same period of 2005, partly offset by lower unit deliveries. For the first nine months of 2006, housing revenue growth resulted from increased unit deliveries and a higher average selling price.
     Housing Revenues. Third-quarter housing revenues increased 7% to $2.66 billion, up from $2.49 billion in the year-earlier period, on a 10% increase in the overall average selling price to $279,000 in the third quarter of 2006, up from $254,100 in the third quarter of 2005, partially offset by a 3% decrease in unit deliveries to 9,523 units from 9,812 units in the third quarter of 2005.
     Housing revenues for the first nine months of fiscal 2006 increased 19% to $7.41 billion, up from $6.23 billion in the year-earlier period, on a 5% increase in unit deliveries to 26,460 units from 25,194 units in the first nine months of 2005, and a 13% increase in the overall average selling price to $280,100 in the first nine months of 2006 from $247,100 in the first nine months of 2005.

     Housing revenues from our U.S. operations rose 5% to $2.27 billion on 7,893 unit deliveries in the third quarter of 2006, up from $2.17 billion on 8,233 unit deliveries in the third quarter of 2005. For the nine months ended August 31, 2006, housing revenues from our U.S. operations rose 17% to $6.33 billion on 21,738 unit deliveries, up from $5.40 billion on 21,319 unit deliveries in the year-earlier period. Housing revenues from our French operations rose 19% to $384.0 million on 1,630 unit deliveries in the third quarter of 2006, up from $323.4 million on 1,579 unit deliveries in the third quarter of 2005. For the nine months ended August 31, 2006, housing revenues from our French operations rose 31% to $1.08 billion on 4,722 unit deliveries, up from $821.6 million on 3,875 unit deliveries in the year-earlier period.
     Land Revenues. Our revenues from land sales totaled $7.8 million in the third quarter of 2006 and $20.2 million in the third quarter of 2005. In the first nine months of 2006, revenues from land sales decreased to $27.8 million from $33.3 million in the first nine months of 2005. Generally, land sale revenues fluctuate with our decisions to maintain or decrease our land ownership position in certain markets and prevailing market conditions.
     Expected Earnings Results. We are not in a position to finalize our earnings for the three- and nine-month periods ended August 31, 2006 for the reasons discussed in Part III above. At this time, we are able only to provide estimates of our expected earnings results, and such estimates may be adjusted after completion of the Sub-Committee’s internal review and Ernst & Young’s review pursuant to Rule 10-01(d) of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
     We expect third quarter net income to decrease by approximately 32%, from $227.5 million in the third quarter of 2005 to $155.3 million in the third quarter of 2006, and our earnings per diluted share to decrease by approximately 24%, from $2.55 in the third quarter of 2005 to $1.93 in the third quarter of 2006. The effect of lower net income on the year-over-year earnings per diluted share results in the third quarter was partly offset by fewer average diluted shares outstanding. For the nine months ended August 31, 2006, we expect our net income to increase slightly, from $531.8 million in the 2005 period to $536.4 million in the 2006 period, and our earnings per diluted share to increase 6%, from $6.02 in the 2005 period to $6.41 in the 2006 period.
     Despite higher revenues generated in the third quarter of 2006, we expect our construction operating income to decrease by approximately 36%, from $373.8 million in the third quarter of 2005 to $238.6 million in the third quarter of 2006, and our construction operating income margin to decrease by approximately 6 percentage points, from 14.9% for the third quarter of 2005 to 8.9% for the third quarter of 2006. The margin decrease resulted primarily from a lower housing gross margin, charges associated with inventory impairments and the abandonment of land purchase options we no longer plan to pursue. For the nine months ended August 31, 2006, we expect our construction operating income to decrease by approximately 1%, from $864.2 million in the 2005 period to $854.6 million in the 2006 period. Our construction operating income margin for the same nine-month period is expected to decrease by approximately 2.3 percentage points, from 13.8% for the 2005 period to 11.5% for the 2006 period, due to a lower housing gross margin.
     Our housing gross margin for third quarter of 2006 was 21.9%, down from 27.4% in the corresponding period in 2005. Our housing gross margin for the nine months ended August 31, 2006 was 24.5%, down from 26.7% for the corresponding period of 2005. Our construction pretax income for the third quarter of 2006 included charges of $68.6 million relating to inventory and joint venture impairments and land option abandonments and a gain of $27.6 million related to the sale of our ownership interest in a joint venture.
     Net Orders and Backlog. We generated 5,989 net orders in the third quarter of 2006, a decrease of 43% from 10,467 net orders in the year-earlier quarter. The decrease in our third quarter net orders reflected a 53% decline in U.S. net orders, partially offset by a 9% increase in France. We generated 24,616 net orders in the first nine months of 2006, a decrease of 25% from 32,658 net orders in the year-earlier period. The decrease in our net orders for the first nine months reflected a 32% decline in U.S. net orders, partially offset by a 12% increase in France.
     Unit backlog totaled 23,878 units at August 31, 2006 versus 27,744 units at August 31, 2005. Our backlog value decreased 8% to approximately $6.53 billion at August 31, 2006 from approximately $7.06 billion at August 31, 2005. The year-over- year decrease in backlog value resulted from decreases in all U.S. regions, partly offset by an increase in France.
     Liquidity and Capital Resources. We fund our business activities with cash flows generated from our operations and from debt financing, including through the issuance of publicly-traded notes and by entering into credit agreements to borrow funds from banks and other financial institutions. Currently, our primary credit agreement is a $1.5 billion unsecured revolving credit facility (the “$1.5 Billion Credit Facility”), which allows us, from time to time and subject to certain conditions precedent, to draw funds as needed to support our business. As of October 10, 2006, we had $600.0 million of outstanding borrowings under our $1.5 Billion Credit Facility and $487.0 million of outstanding letters of credit, leaving us with $413.0 million of available capacity.
     The delayed filing of our Third Quarter 10-Q may impair our ability to raise external financing to support our business. The delayed filing of the Third Quarter 10-Q will cause us to not be current in our filings required under the Exchange Act which will prevent us from using a Form S-3 registration statement for the public offering of new debt or equity securities until we have filed the Third Quarter 10-Q and have been current in our filings of all other required Exchange Act reports for a period of 12 months.
     In addition, the delayed filing of the Third Quarter 10-Q and the unavailability of third quarter financial statements may result in a default under the indentures governing our senior and senior subordinated notes and our credit agreements. As a result of such delay or unavailability, we may be unable to obtain additional borrowings under our $1.5 Billion Credit Facility. If uncured, such delay or unavailability could also result in acceleration of repayment of our currently outstanding indebtedness. We do not know if any indenture trustee, administrative agent of any of credit agreements or creditor will assert that the delayed filing of our Third Quarter 10-Q or the unavailability of our third quarter financial statements constitutes a default in the performance of these agreements. However, because our indentures and credit agreements contain cross-default and cross-acceleration provisions, if any indenture trustee, administrative agent, creditor or group of creditors were to be successful in claiming we had defaulted and we did not cure such default within the grace period available, we would be required to seek a waiver or amendment, to refinance all or part of our existing debt and/or to pay fees or penalties, which, individually or in combination, may have a materially adverse effect on our liquidity.
     Historically, we have generated greater cash flows from our business operations in our fiscal fourth quarter relative to other quarters because we make a proportionately greater number of unit deliveries in that period. We currently anticipate that our 2006 fourth quarter will be consistent with our historical experience and, in conjunction with a planned reduction in investment in land inventory in the fourth quarter relative to the prior periods of the year, we believe, subject to the foregoing, that we will have sufficient resources to meet our current business needs.
     Other Results of Operations. As stated in Part III above, due to the Sub-Committee’s current internal review of our stock option grants, we are currently unable to provide additional operating results for the fiscal three- and nine-month periods ended August 31, 2006. Additional information about the results discussed herein and our outlook for the business can be found in our press release dated September 21, 2006, which is furnished as an exhibit to a Current Report on Form 8-K filed on September 22, 2006.
     Share Repurchase Authorization. Our Board of Directors has suspended the repurchase of shares under the share repurchase program it approved on December 8, 2005. The program authorized the repurchase of up to 10 million shares of our common stock from time to time at management’s discretion. As of October 10, 2006, six million shares had been repurchased under the program.
Forward Looking Statements
     Investors are cautioned that certain statements contained in this document, as well as some statements by us in periodic press releases and some oral statements by us to securities analysts and stockholders during presentations, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Act”). Statements which are predictive in nature, which depend upon or refer to future events or conditions, or which include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “hopes,” and similar expressions constitute forward-looking statements. In addition, any statements concerning future financial or operating performance (including future revenues, unit deliveries, selling prices, expenses, expense ratios, margins, earnings or earnings per share, or growth or growth rates), future market conditions, future interest rates, and other economic conditions, ongoing business strategies or prospects, future dividends and changes in dividend levels, the value of backlog (including amounts that we expect to realize upon delivery of units included in backlog and the timing of those deliveries), potential de novo entry into new markets and the impact of such entry, potential future acquisitions and the impact of completed acquisitions, future share repurchases and possible future actions, which may be provided by us, are also forward-looking statements as defined by the Act. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties, and assumptions about our operations, economic and market factors and the homebuilding industry, among other things. These statements are not guarantees of future performance, and we have no specific policy or intention to update these statements.
     Actual events and results may differ materially from those expressed or forecasted in the forward-looking statements made by us due to a number of factors. The principal important risk factors that could cause our actual performance and future events and actions to differ materially from such forward-looking statements include, but are not limited to, changes in general economic conditions, material prices and availability, labor costs and availability, interest rates and our debt levels, the secondary market for loans, consumer confidence, competition, currency exchange rates (insofar as they affect our operations in France), environmental factors and significant natural disasters, government regulations affecting our operations, the availability and cost of land in desirable areas, violations of our policies, the results of the ongoing internal review into stock option grants being conducted by the Sub-Committee, as well as an informal inquiry by the Securities and Exchange Commission and pending shareholder derivative suits regarding stock option grants, other legal or regulatory proceedings or claims, and conditions in the capital, credit and homebuilding markets and other events outside of our control. See our Annual Report on Form 10-K for the year ended November 30, 2005 (the “Form 10-K”) and our other public filings with the Securities and Exchange Commission for a further discussion of risks and uncertainties applicable to our business.
     In addition to the foregoing risks and uncertainties and those we have discussed in our Form 10-K and in our other previous filings, news releases, written communications and oral statements, our performance and actual results may differ materially from those expressed or forecasted in the forward-looking statements made by us due to the risks and uncertainties described above regarding the potential consequences of the delayed filing of our Third Quarter 10-Q or unavailability of our third quarter financial statements on (i) the indentures governing our notes, (ii) our credit agreements and (iii) our ability to use registration statements for the public offering of securities and/or obtain additional borrowings under our $1.5 Billion Credit Facility.

KB Home

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 10, 2006	By	/s/ Domenico Cecere
Domenico Cecere, SVP and CFO

8